FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT JUN 30, 2006 & 2005

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO JUN 30, 2006 & 2005

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM APRIL 01 TO JUN 30, 2006 & 2005

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO JUN 30, 2006 & 2005

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 DATA PER SHARE - CONSOLIDATED INFORMATION

FI-02 RATIOS - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT JUN 30, 2006 & 2005

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	255,440,183	100	269,060,028	100

s02	CURRENT ASSETS	51,816,315	20	65,718,649	24
s03	CASH AND SHORT-TERM INVESTMENTS	14,248,089	6	29,973,139	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	27,316,719	11	25,400,073	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,947,327	2	6,342,866	2
s06	INVENTORIES	1,157,300	0	1,091,656	0
s07	OTHER CURRENT ASSETS	3,146,880	1	2,910,915	1
s08	LONG - TERM	1,725,789	1	1,078,099	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,718,777	1	1,015,709	0
s11	OTHER INVESTMENTS	7,012	0	62,390	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	157,795,203	62	157,543,537	59
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	469,453,307	184	440,929,639	164
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	320,301,195	125	290,624,281	108
s17	CONSTRUCTIONS IN PROGRESS	8,643,091	3	7,238,179	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	15,368,413	6	11,358,013	4
s19	OTHER ASSETS	28,734,463	11	33,361,730	12

s20	TOTAL LIABILITIES	137,443,414	100	150,652,412	100

s21	CURRENT LIABILITIES	37,097,825	27	52,704,674	35
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	6,155,044	4	5,418,226	4
s24	STOCK MARKET LOANS	1,650,000	1	13,496,888	9
s25	TAXES PAYABLE	3,325,181	2	3,205,454	2
s26	OTHER CURRENT LIABILITIES	25,967,600	19	30,584,106	20
s27	LONG - TERM LIABILITIES	82,215,814	60	79,093,416	53
s28	BANK LOANS	41,423,239	30	40,472,445	27
s29	STOCK MARKET LOANS	40,792,575	30	38,620,971	26
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	18,129,775	13	18,854,322	13

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	117,996,769	100	118,407,616	100

s34	MINORITY INTEREST	12,471,774	11	12,220,725	10
s35	MAJORITY INTEREST	105,524,995	89	106,186,891	90
s36	CONTRIBUTED CAPITAL	46,278,427	39	48,067,934	41
s79	CAPITAL STOCK (NOMINAL)	26,750,897	23	28,540,404	24
s39	PREMIUM ON SALES OF SHARES	19,527,530	17	19,527,530	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	59,246,568	50	58,118,957	49
s42	RETAINED EARNINGS AND CAPITAL RESERVE	123,193,284	104	124,581,084	105
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(63,946,716)	(54)	(66,462,127)	(56)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	14,248,089	100	29,973,139	100
s46	CASH	1,798,004	13	2,052,855	7
s47	SHORT-TERM INVESTMENTS	12,450,085	87	27,920,284	93

s07	OTHER CURRENT ASSETS	3,146,880	100	2,910,915	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	349,787	11	479,793	16
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,797,093	89	2,431,122	84

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	15,368,413	100	11,358,013	100
s48	AMORTIZED OR REDEEMED EXPENSES	4,801,411	31	4,021,232	35
s49	GOODWILL	10,567,002	69	7,336,781	65
s51	OTHERS	0	0	0	0

s19	OTHER ASSETS	28,734,463	100	33,361,730	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	20,458,299	71	24,508,034	73
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	5,790,210	20	6,283,396	19
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,485,954	9	2,570,300	8

s21	CURRENT LIABILITIES	37,097,825	100	52,704,674	100
s52	FOREIGN CURRENCY LIABILITIES	4,855,044	13	18,066,714	34
s53	MEXICAN PESOS LIABILITIES	32,242,781	87	34,637,960	66

s26	OTHER CURRENT LIABITIES	25,967,600	100	30,584,106	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,680,559	6	2,531,443	8
s89	INTEREST LIABILITIES	1,644,054	6	2,350,165	8
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	22,642,987	87	25,702,498	84

s27	LONG-TERM LIABILITIES	82,215,814	100	79,093,416	100
s59	FOREIGN CURRENCY LIABILITIES	72,765,814	89	71,563,865	90
s60	MEXICAN PESOS LIABILITIES	9,450,000	11	7,529,551	10

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	18,129,775	100	18,854,322	100
s66	DEFERRED TAXES	15,751,129	87	16,869,497	89
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,378,646	13	1,984,825	11
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	26,750,897	100	28,540,404	100
s37	CAPITAL STOCK (NOMINAL)	261,203	1	268,078	1
s38	RESTATEMENT OF CAPITAL STOCK	26,489,694	99	28,272,326	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	123,193,284	100	124,581,084	100
s93	LEGAL RESERVE	20,190,465	16	18,941,119	15
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	88,780,751	72	92,033,418	74
s45	NET INCOME FOR THE YEAR	14,222,068	12	13,606,547	11

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(63,946,716)	100	(66,462,127)	100.00
s70	ACCUMULATED MONETARY RESULT	(14,153,861)	22	(14,153,861)	21
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(54,656,232)	85	(59,188,921)	89
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	4,981,836	(8)	5,051,483	(8)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	182,550	0	426,484	(1)
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	(301,009)	0	1,402,688	(2)
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST (s26)	0	0
s63	OTHER LOANS WITH COST (s32)	0	0
s72	WORKING CAPITAL	14,718,490	13,013,975
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	118	123
s75	EMPLOYEES (*)	24,323	26,818
s76	WORKERS (*)	50,992	51,054
s77	OUTSTANDING SHARES (*)	20,896,273,470	22,952,276,050
s78	REPURCHASE OF OWN SHARER(*)	1,148,808,800	676,628,260
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO JUN 30, 2006 & 2005 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	84,499,216	100	83,973,101	100
r02	COST OF SALES AND SERVICES	45,200,623	53	45,352,006	54
r03	GROSS INCOME	39,298,593	47	38,621,095	46
r04	OPERATING EXPENSES	14,664,641	17	14,416,718	17
r05	OPERATING INCOME	24,633,952	29	24,204,377	29
r06	COMPREHENSIVE FINANCING COST	1,884,841	2	1,729,735	2
r07	INCOME AFTER COMPREHENSIVE FINANCING COST	22,749,111	27	22,474,642	27
r08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	22,749,111	27	22,474,642	27
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	8,107,683	10	8,405,133	10
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	14,641,428	17	14,069,509	17
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	164,538	0	(45,564)	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	14,805,966	18	14,023,945	17
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	14,805,966	18	14,023,945	17
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
r18	NET INCOME	14,805,966	18	14,023,945	17
r19	NET INCOME OF MINORITY INTEREST	583,898	1	417,398	0
r20	NET INCOME OF MAYORITY INTEREST	14,222,068	17	13,606,547	16

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	84,499,216	100	83,973,101	100
r21	DOMESTIC	59,145,900	70	61,854,822	74
r22	FOREIGN	25,353,316	30	22,118,279	26
r23	TRANSLATION INTO DOLLARS (***)	2,224,502	3	1,923,531	2

r06	COMPREHENSIVE FINANCING COST	1,884,841	100	1,729,735	100
r24	INTEREST EXPENSE	2,517,672	134	3,705,729	214
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	1,077,260	57	2,178,378	126
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	936,276	50	940,881	54
r28	RESULT FROM MONETARY POSITION	(491,847)	(26)	(738,497)	(43)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	8,107,683	100	8,405,133	100
r32	INCOME TAX	7,529,495	93	7,996,889	95
r33	DEFERRED INCOME TAX	(882,033)	(11)	(1,428,632)	(17)
r34	EMPLOYEE PROFIT SHARING	1,460,221	18	1,836,876	22
r35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	84,499,216	83,973,101
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	170,399,513	167,721,209
r39	OPERATING INCOME (**)	60,980,908	49,247,614
r40	NET INCOME OF MAJORITY INTEREST (**)	29,993,033	32,054,169
r41	NET INCOME (**)	31,013,260	32,832,661
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	11,311,337	12,016,865

(**)INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM APRIL 01 TO JUN 30, 2006 & 2005 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	42,442,714	100	41,746,719	100
rt02	COST OF SALES AND SERVICES	22,934,568	54	22,674,662	54
rt03	GROSS INCOME	19,508,146	46	19,072,057	46
rt04	OPERATING EXPENSES	7,539,484	18	7,559,961	18
rt05	OPERATING INCOME	11,968,662	28	11,512,096	28
rt06	COMPREHENSIVE FINANCING COST	869,556	2	709,954	2
rt07	INCOME AFTER COMPREHENSIVE FINANCING COST	11,099,106	26	10,802,142	26
rt08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	11,099,106	26	10,802,142	26
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,942,155	9	3,784,889	9
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	7,156,951	17	7,017,253	17
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	100,791	0	(24,684)	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	7,257,742	17	6,992,569	17
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,257,742	17	6,992,569	17
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
rt18	NET INCOME	7,257,742	17	6,992,569	17
rt19	NET INCOME OF MINORITY INTEREST	266,625	1	196,884	0
rt20	NET INCOME OF MAYORITY INTEREST	6,991,117	16	6,795,685	16

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	42,442,714	100	41,746,719	100
rt21	DOMESTIC	29,309,926	69	30,319,400	73
rt22	FOREIGN	13,132,788	31	11,427,319	27
rt23	TRANSLATION INTO DOLLARS (***)	1,121,806	3	1,048,680	3

rt06	COMPREHENSIVE FINANCING COST	869,556	100	709,954	100
rt24	INTEREST EXPENSE	1,196,066	138	2,010,704	283
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	532,425	61	1,353,883	191
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	97,739	11	272,768	38
rt28	RESULT FROM MONETARY POSITION	108,176	12	(219,635)	(31)

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,942,155	100	3,784,889	100
rt32	INCOME TAX	3,325,902	84	3,488,467	92
rt33	DEFERRED INCOME TAX	(45,943)	(1)	(417,807)	(11)
rt34	EMPLOYEE PROFIT SHARING	662,196	17	714,229	19
rt35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSAND DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,786,144	5,692,963

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO JUN 30, 2006 & 2005 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	14,805,966	14,023,945
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	14,219,524	14,327,124
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	29,025,490	28,351,069
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(7,231,342)	(3,872,121)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	21,794,148	24,478,948
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(1,647,315)	2,816,507
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(18,124,108)	(11,981,648)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	(19,771,423)	(9,165,141)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(11,166,744)	(7,262,470)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(9,144,019)	8,051,337
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	23,392,108	21,921,802
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	14,248,089	29,973,139

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	14,219,524	14,327,124
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	12,551,819	13,157,176
c41	+(-) OTHER ITEMS	1,667,705	1,169,948

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(7,231,342)	(3,872,121)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(3,249,525)	2,004,128
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	(583,239)	(236,375)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	(1,511,896)	(1,377,067)
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,886,682)	(4,262,807)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(1,647,315)	2,816,507
c23	+ BANK FNANCING	7,121,678	22,062,495
c24	+ STOCK MARKET FINANCING	242,874	147,520
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	1,098,716
c27	(-) BANK FINANCING AMORTIZATION	(12,940,074)	(14,617,845)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(200,055)	(1,492,131)
c29	(-) OTHER FINANCING AMORTIZATION	0	(4,382,248)
c42	+ (-) OTHER ITEMS	4,128,262	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(18,124,108)	(11,981,648)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(999,832)	(636,671)
c31	(-) DIVIDENDS PAID	(4,190,632)	(4,424,627)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(12,933,644)	(6,920,350)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	(11,166,744)	(7,262,470)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(2,408,199)	(3,691,010)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(8,142,800)	(9,446,455)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(615,745)	5,874,995

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.44		$1.40
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.44		$1.40
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d06	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d07	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$5.05		$4.63
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.20		$0.19
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.35	times	2.27	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	8.24	times	7.49	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME TO OPERATING REVENUES	17.52%		16.70%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	28.42%		30.18%
p03	NET INCOME TO TOTAL ASSETS ( **)	12.14%		12.20%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	14.26%		15.12%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	3.32%		5.26%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.66	times	0.62	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.07	times	1.06	times
p08	INVENTORIES ROTATION (**)	72.31	times	60.41	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50.60	days	47.34	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	6.74%		7.42%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	53.80%		55.99%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.16	times	1.27	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.47%		59.49%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	52.10%		50.20%
p15	OPERATING INCOME TO INTEREST PAID	9.78	times	5.91	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.23	times	1.11	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.39	times	1.24	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.36	times	1.22	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.37	times	0.43	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	38.40%		56.86%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
p21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	34.35%		33.76%
p22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	(8.55)%		(4.61)%
p23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST PAID	8.65	times	5.97	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	8.33%		(30.73)%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	91.66%		130.73%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	72.92%		130.07%

(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

2nd Quarter 2006

  In Mexico, TELMEX's broadband service continues to show growth. The number of Infinitum (ADSL) customers increased 78% compared with June 2005. Billed line equivalents for data transmission increased of 28.3% compared with last year.

  In Mexico, International outgoing, international incoming and local traffic increased 7%, 50.5% and 1.1% respectively compared with the same period of 2005. Domestic long distance traffic was at the same level as the second quarter of last year.

  In Mexico during the last 15 years, TELMEX has constantly expanded state-of-the-art technology, national coverage, and penetration. Additionally, the company exceeded the commitment to public telephony that was part of the title of concession and has continued to invest in telephony and in rural connectivity. At the beginning of the second quarter, 2.5 million shared and prepaid lines plus service to other low-consumption customers totaled almost 9 million customers that would be without service if TELMEX did not provide it to these customers. Recently, some public officials and regulators have confused public perception by defining market dominance primarily in terms of number of lines, disregarding the reality that TELMEX serves many customers of no interest to our competitors

  Even so, given the economic environment, TELMEX implemented a more restrictive collecting policy and began a program to disconnect lines with lack of payment, focusing on lines associated with shared telephony and prepaid plans. In Mexico, lines in service decreased 0.5% in the second quarter compared with the first quarter of 2006. The second-quarter disconnections involved 323 thousand 566 shared and prepaid lines.

  In the second quarter, TELMEX generated consolidated net income of 7 billion pesos, 2.9% higher than the same period of the previous year. In 2005, results included non-recurring income of 328 million pesos for the sale of MCI shares. If this effect were eliminated, the increase would have been 8.1%. Earnings per share were 33 Mexican cents and 59 US cents per ADR, an increase of 10% and13.5%, respectively, compared with the second quarter of the previous year.

  In the second quarter, consolidated revenues reached 42.4 billion pesos, 1.7% higher in real terms compared with the same period of 2005, Mexico revenues totaled 30.6 billion pesos, 0.9% lower than the second quarter of 2005. Embratel had revenues of 2 billion reais in the quarter, 7.4% higher than the same quarter of the previous year. As a group, the rest of the subsidiaries in Latin America increased revenues 21.4% in the quarter.

  In Brazil, the main revenue generators increased compared with the second quarter of last year. Local service access increased 47.8%, line equivalents of 64 Kbps increased 61.2% and domestic long distance traffic continued its recovery, increasing 14.4%.

  Consolidated EBITDA totaled 18.3 billion pesos, an increase of 2.8% and produced a margin of 43%, 0.5 percentage points higher than the second quarter of 2005.

  Operating income increased 4% compared with the second quarter of last year and totaled 12 billion pesos. The operating margin was 28.2%, 0.6 percentage points higher than the same period of 2005.

  Consolidated net debt (3) increased the equivalent of approximately 17 million dollars, totaling 6.639 billion dollars at June 30. Comprehensive financing cost without including the gain for the sale of MCI shares in 2005, would have decreased 27.7%. Consolidated investment (capex) was equivalent to 729.7 million dollars in the first half of 2006. Share repurchases rose to 6.496 billion pesos at June 30.

(3) Net debt is defined as short-term liabilities plus long-term debt, less cash and equivalents.

Highlights

Focus on Growth. During the last 15 years, it has been TELMEX's policy to permanently increase technological modernization, national coverage, and penetration, as well as offer our customers more and better telecommunications services. This principle is a major reason for the expansion of public telephony beyond the commitment in the title of concession and beyond expectations at the time TELMEX was privatized, given that there were very few public phones in service then. To date, important investments continue to be made in telephony and rural connectivity, thereby reaching more communities. TELMEX is the main company that has participated in the government's plans regarding social coverage and Internet connectivity in rural areas.

To penetrate this market segment, recognizing low per capita income growth and reduced levels of household income, it became necessary to create new formulas so the population could have access to services. These formulas created the prepaid program, the half-block of service for lack of payment, shared telephony and Multifon. Public telephony represents 20 million minutes a day, and rural telephony covers more than 6 million people.

The various shared and prepaid telephony plans represent 2.5 million lines in service. Added to low-consumption customers, the total is almost 9 million customers that are not served by our competitors.

Our residential and public telephony customers that consume less than 166 pesos per month (15 dollars) and that represent 58.5% of our total customers are not served by local competitors, but are served by cellular telephony. In other words, our local competition mainly operates in A and B residential segments and we compete with cellular operators in every market segment.

Recently, some public officials and regulators have confused public perception by defining market dominance primarily in terms of number of lines, disregarding the fact that many of the customers that we serve do not interest our competitors.

However, given the economic environment, TELMEX implemented a more restrictive collecting policy and began a disconnection program for lines with lack of payment, focusing on shared telephony and prepaid plans.

These measures improve collecting and reduce our capex and opex but do not significantly reduce revenues because our lines continue to be available for sale to subscribers. In June, we disconnected 275 thousand 545 prepaid lines, bringing the total during the quarter to 323 thousand 566 disconnections. Total TELMEX lines in service in Mexico decreased 0.5% from March 31 and totaled 18 million 553 thousand lines at June 30.

Cash tender offer for shares of Embratel. On May 8, TELMEX announced that it will make a cash tender offer for any and all outstanding publicly held common and preferred shares of Embratel Participações S.A. (Embratel Holdings), at a price of de 6.95 Brazilian reais per one thousand shares. At the time of the announcement, TELMEX owned 72.4% of the outstanding shares of de Embratel Holdings. On May 24 and June 7, 2006 TELMEX confirmed its intention to continue with the acquisition process of the outstanding common and preferred shares of Embratel Holdings. On July 21, the Brazilian Securities and Exchange Commission (CVM) informed us that it would request the opinion of the Agência Nacional de Telecomunicações (Anatel) for cancellation of the registration of Embratel's shares, and it also offered TELMEX the option to convert the tender offer into a voluntary tender offer. TELMEX reaffirms its intention to proceed with the registration of the tender offer although it is evaluating the alternative of conducting a voluntary tender offer.

Evolution of TELMEX's rates

Through its state-of-the art technological platform, TELMEX serves more than 22 thousand urban and rural communities that comprise 90% of Mexico's inhabitants. Local fixed telephony competitors are present in 33 communities, and long distance competition only covers 12.5% of these communities. This technological platform along with personnel training has produced a higher operating efficiency and supported a policy of reducing prices.

During the last 15 years (1990 - 2005), TELMEX reduced the rate for the basic basket of services 59.3%.

The average rate for measured service has decreased 28.5% in real terms, and packages have been introduced with prices of up to one peso per call.

During the 15-year period average long distance rates for domestic and international long distance decreased 79% and 80.8%, in real terms. As in local service, we offer packages with prices up to 0.5 pesos per minute for domestic long distance and 2 pesos per minute for international long distance.

In addition to price reductions, the number of local areas decreased from 2 thousand 200 to 397 (82%). This compare with examples like the United States where there are more than 25 thousand local areas and Brazil with 5,360. Local areas in Mexico have an average surface of 4 thousand 948 Km2 compared with 375 Km2 in the United States and one thousand 585 Km2 in Brazil.

The rate reduction practice also applies to data access. The average rent for an equivalent line of 64 Kbps has decreased 70.9% in real terms in the last 6 years.

The International Comparative Study of Fixed Telephony Prices, recently conducted by the prestigious international consulting firm National Economic Research Associates (NERA, www.nera.com), observed that in a group of 28 countries of medium and high levels of development, Mexico is among the five countries that have the least expensive residential telephone services and is ranked tenth on the cost of commercial service. This demonstrates that our policy of reducing prices has placed Mexico at highly competitive international levels, in spite of rate reductions that have occurred worldwide.

Consolidated Income statements

Revenues: In the second quarter, consolidated revenues increased 1.7%, mainly due to the 16.2% and 10.7% increases in Internet and corporate network revenues, respectively; the 4% increase in domestic long distance, and the 11.5% increase in other revenues, comprised primarily of yellow pages and Tiendas TELMEX (TELMEX stores). These positive contributions were offset by decreases of 8.7% in interconnection revenues (calling party pays), 8.2% in international long distance revenues, and 0.6% in local service revenues.

Costs and expenses: Costs and expenses increased 0.8%, due to higher charges related to FUST (Telecommunications Service Universal Fund) and higher third-party costs related to increased sales in Brazil, as well as to the 2005 change in the accounting policy for PC sales in Mexico. These effects were offset by improved internal efficiencies reflected in the stabilization of maintenance costs.

EBITDA (1) and operating income: EBITDA (1) totaled 18.3 billion pesos in the second quarter, an increase of 2.8% compared with the same period of 2005. The EBITDA margin was 43%. Operating income totaled 12 billion pesos, 4% higher than the second quarter of 2005. The operating margin was 28.2%.

Comprehensive financing cost: Comprehensive financing cost totaled 870 million pesos in the quarter, an increase of 22.5% compared with the second quarter of 2005. This result was due to: i) a net interest charge of 664 million pesos, while in May 2005 the company registered a gain of 493 million pesos for the sale of MCI shares, partially offset by income generated by interest rate swaps, ii) a net exchange loss of 98 million pesos from the impact of the second-quarter's exchange rate variation of 0.45 pesos per dollar; offset by the gain of the 5.795 billion dollars in dollar-peso hedges and 467 million dollars in dollar-reais hedges, and iii) a loss in the monetary position of 108 million pesos, due to a 0.16% deflation during the quarter, compared with an 0.11% inflation during the same quarter of the previous year. If the gain from the sale of MCI shares was not included, comprehensive financing cost would have decreased 27.7%.

Majority net income: Majority net income totaled 6,991 million pesos, 2% higher than the same period of the previous year, due to the increase in revenues, better control of costs and expenses, and the variation in the comprehensive financing cost. Earnings per share at June 30, 2006 were 0.33 pesos, and earnings per ADR were 0.59 dollars.

Free cash flow: At June 30, resources provided by operating activities totaled 27,810 million pesos, of which 13,993 million were used in share repurchases, 4,191 million in dividend payments, 13,361 million for debt amortization and the rest in several investments.

Investments: In the first half, consolidated investment was the equivalent of 729.7 million dollars, of which 78.8% was used for growth and modernization projects, 10.9% for operational support projects, 6.3% for operational needs and 4% for social telephony.

Repurchase of shares: In the first half, the company used 13,933 million pesos to repurchase shares. During the quarter, 6,496 million pesos were used to repurchase 549,991,800 shares.

Debt: Gross total debt at June 30 was the equivalent of 7.898 billion dollars, a decrease of 625 million dollars from a year ago.

Mexico Operating Results

Lines in service

During the second quarter, TELMEX carried out a clean-up of its lines in service by disconnecting shared and prepaid lines that had payment problems and that were not generating traffic. This measure will improve our customer base, reduce our capex and opex but not significantly reduce revenues because it allows us to increase the number of lines available for sale. In the quarter, 323 thousand 566 lines were disconnected. Total TELMEX lines in service in Mexico decreased 0.5% from March 31 and totaled 18 million 553 thousand lines at June 30.

Local traffic

From April to June, local traffic increased 1.1% over the same period in 2005, with a total of 6,698 million local calls. Local traffic volume has been affected by the migration of our switched traffic to corporate networks, which strengthens the data business, and by competition from local and wireless telephony. On the other hand, the measured service packages, Línea Hogar and Línea Más Negocio, totaled 157.8 thousand and 423 thousand customers, respectively. These figures validate our strategy to evolve toward a more predictable revenue flow produced by package offerings.

Long distance traffic

Domestic long distance service maintained the same level of traffic as the second quarter of 2005, totaling 4,500 million minutes. Outgoing and incoming international long distance traffic maintained its growth trend due to the introduction of packages. Incoming international traffic increased 7%, totaling 475 million minutes, and outgoing international traffic increased 50.5% compared with the same period last year, totaling 1,781 million minutes. The incoming -outgoing ratio was 3.8. Domestic and international LADA 100 long distance packages totaled 1.4 million customers.

Interconnection

In the second quarter, interconnection traffic increased 8.4%. Calling party pays traffic increased 4.6%, and traffic from local and international operators increased 7.5%. Traffic generated by cellular companies that is terminated in TELMEX's network increased 16.2%.

Internet and Corporate networks

At June 30, the number of high-speed Internet Prodigy Infinitum (ADSL) customers represented an annual increase of 78%. The total number of Internet access accounts, including Infinitum and dial-up, increased 20.6% compared with June 2005. Billed line equivalents of 64 Kbps to corporate customers increased 28.3%.

Mexico financial results

Revenues: Revenues in the second quarter totaled 30.6 billion pesos, a decrease of 0.9% compared with the same period of last year, mainly due to lower interconnection, local and domestic long distance revenues, partially offset by the increase in data, international long distance, yellow pages and Tiendas TELMEX (TELMEX Stores) revenues. If revenues from calling party pays were excluded, revenues would have increased 0.3%.

  Local: Local revenues totaled 13.7 billion pesos in the second quarter, a decrease of 2.6%, reflecting the reduction of the average measured service rate and monthly rent in real terms of 5.7% and 5.8%, respectively, and the decrease of public telephony due to competition from cellular companies and from public telephony competitors.

  DLD: DLD revenues totaled 4.3 billion pesos in the second quarter, 2.7% lower than the second quarter of 2005 due to the 2.7% decrease in the average revenue per minute in real terms.

  ILD: In the second quarter, ILD revenues totaled 2.6 billion pesos, an increase of 6.3% compared with the second quarter of the previous year. Revenues from outgoing traffic declined 1.9% to 1.6 billion pesos due to the 8.3% decline in average revenue per minute in real terms and because the increase in traffic volume was not enough to offset the decrease in prices.. International settlement revenues totaled 970 million pesos, an increase of 23%.

  Interconnection: Interconnection revenues in the second quarter decreased 8.1% and totaled 4.1 billion pesos due to the 10% reduction of the calling party pays rate.

  Corporate networks: In the second quarter, revenues from services related to data transmission through private and managed networks totaled 2.7 billion pesos, an increase of 3.7% due to more billed line equivalents in service that offset the decrease in revenue per line equivalent.

  Internet: Revenues from services related to the Internet platform rose 14.7% in the second quarter, or 2.3 billion pesos, due to the increase in the number of Prodigy Infinitum (ADSL) customers and an accompanying increase in average revenue per customer.

Costs and expenses: In the second quarter, total costs and expenses were 20 billion pesos, a decrease of 0.7%. This decrease was due to lower interconnection costs (calling party pays), lower depreciation and amortization charges, lower charges for prepaid cards and tighter control over maintenance expenses.

  Cost of sales and services: In the second quarter, cost of sales and services increased 0.9%, totaling 7.6 billion pesos. Excluding the 2005 change in accounting policy for PC's related to Internet service, these costs would have decreased 0.6%

  Commercial, administrative and general: Commercial, administrative and general expenses increased 1.6% to 4.9 billion pesos in the second quarter due to higher advertising and systems expenses.

  Transport and interconnection: In the second quarter, transport and interconnection costs totaled 3 billion pesos, a decrease of 5.9% due to the reduction in the calling party pays rate, the main component of this item.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 2.2% to 4.6 billion pesos due to less impact from restatement of the value of fixed assets and lower levels of investment carried out in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 15.2 billion pesos in the second quarter, a decrease of 1.5%. The EBITDA margin was 49.8%; a decrease of 0.3 percentage point compared with the second quarter of 2005. Operating income totaled 10.7 billion pesos, 1.2% lower than the second quarter of 2005, and the operating margin was 34.8%, 0.1 percentage point lower than in the year-earlier period.

Investments: In Mexico total investments (Capex) were 374.3 million dollars, of which 77.6% was used for growth and modernization projects, 13% for operational support projects, 7.8% for social telephony and 1.6% for operating needs.

Debt: In the second quarter, total debt was the equivalent of 6.998 billion dollars, a decrease of 969 million dollars compared with last year's second quarter. Net debt (3) in Mexico decreased the equivalent of 103 million dollars during the quarter to a total of 6.059 billion dollars.

Latin America Financial Results

Brazil

At Embratel efforts have been focused on consolidating the company's position in the data business for the commercial segment and in local service for the residential segment. At the end of the first quarter, the company begun to provide the Netfone services, through Net's infrastructure, in nine major cities. There were more than 49 thousand customers using this service at the end of the second quarter. Another strategy was to offer services for small and medium-sized companies and corporate customers, using the 3.5 GHz frequency, and to accelerate the transition from the current network to a next generation network, which has higher transport capacity.

Local traffic and long distance traffic showed increases of 37.9% and 14.4% in the quarter, respectively. Line equivalents amounted to 2 million, a 61.2% increase year over year.

In the second quarter 2006, revenues totaled 2.038 billion reais, 7.4% higher than the same quarter of the previous year. Revenues generated by local service revenues, the data business and other grew 32.6%, 23.2% and 5.9%, respectively.

Total costs and expenses in the quarter increased 2.8%, due to higher charges related to the Telecommunications Service Universal Fund (FUST), the Primesys inclusion and an increase in maintenance and equipment costs (telephone sets), which reflected higher local service sales. Interconnection charges decreased 3% year over year. EBITDA and operating income amounted to 513 and 226 million reais each, and their respective growth rates were 23.5% and 61.3%.

The EBITDA margin was 25.2%, 3.3 percentage points more than in the same quarter of 2005. The operating margin was 11.1%, 3.7 additional percentage points in comparison with the margin in the second quarter of 2005.

Chile

Revenues generated by services offered to commercial customers grew 22%, due to increases of 105% in local service revenues, 16.6% in dedicated Internet revenues, and 5.8% in corporate network revenues. Reflecting the evolution of the telecommunications market, the Chilean long distance market experienced significant contraction as traffic migrated to wireless services and private networks. Long distance revenues diminished 14.8%. The combination of all these factors resulted in an increase of only 0.6% in total revenues year over year.

Costs and expenses increased 2.2%, reflecting an emphasis on sales in the business segment of the market.

EBITDA totaled 2.817 billion Chilean pesos in the second quarter, 399 million Chilean pesos lower than in the same period of 2005. EBITDA margin decreased 2.5 percentage points and was 16.9%.

Argentina

Total revenues increased 26.1% in the second quarter due to the 25% growth in voice business revenues and the 32.4% increase in Internet revenues.

In the second quarter, costs and expenses increased 34.5% as a result of growth of 13.1% in transport and interconnection costs and an increase of 45.6% in costs of sales and services.

EBITDA showed a decline of 17.2% to 7.7 million Argentinean pesos, with an EBITDA margin of 9% compared with an EBITDA margin of 13.7% in the second quarter of the previous year.

Colombia

Total revenues increased 77.9% in the quarter due mainly to growth of 69.7% in data revenues.

Higher sales of broadband and last-mile access resulted in an increase of 87.8% in transport and interconnection costs, and costs of sales and services increased 42.6%.

Operating income and EBITDA grew 249.9% and 122.4% in the second quarter, respectively. The EBITDA margin was 45.1% and the operating margin was 26.6%.

Peru

In the second quarter, total revenues were 53.1 million New Soles, an increase of 21.5% compared with the same period of 2005. Local service revenues represented 34.6% of total revenues. Data revenues rose 20% as a consequence of increased corporate networks business, Internet service and value-added services.

Costs and expenses grew 9.5% in the quarter, due to higher levels of transport and interconnection costs and operating costs.

EBITDA was 14.8 million new Soles, 74.1% more than in the second quarter of 2005. Its margin was 27.9%, 8.4 percentage points above the same period of 2005.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the second quarter of 2006 and 2005.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of June, 2006 ]
					%		6 months		6 months	%
		2Q 2006		2Q 2005	Inc.		2006		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,564	Ps.	13,998	(3.1)	Ps.	27,174	Ps.	28,092	(3.3)
LADA interconnection		1,139		1,055	8.0		2,173		2,115	2.7
Interconnection with operators		383		393	(2.5)		724		845	(14.3)
Interconnection with cellular		3,673		4,041	(9.1)		7,181		8,083	(11.2)
Other		2,935		2,232	31.5		5,097		4,382	16.3
Total		21,694		21,719	(0.1)		42,349		43,517	(2.7)

Costs and expenses
Cost of sales and services		5,621		5,612	0.2		10,430		10,792	(3.4)
Commercial, administrative and general		4,291		3,977	7.9		8,347		7,770	7.4
Interconnection		2,788		3,075	(9.3)		5,463		6,102	(10.5)
Depreciation and amortization		3,202		3,110	3.0		6,212		6,494	(4.3)
Total		15,902		15,774	0.8		30,452		31,158	(2.3)

Operating income	Ps.	5,792		$5,945	(2.6)		$11,897		12,359	(3.7)

EBITDA (1)	Ps.	8,994		$9,055	(0.7)		$18,109		18,853	(3.9)

EBITDA margin (%)		41.5		41.7	(0.2)		42.8		43.3	(0.5)
Operating margin (%)		26.7		27.4	(0.7)		28.1		28.4	(0.3)

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of June, 2006 ]
					%		6 months		6 months	%
		2Q 2006		2Q 2005	Inc.		2006		2005	Inc.
Revenues
Domestic long distance	Ps.	4,073	Ps.	4,206	(3.2)	Ps.	8,148	Ps.	8,318	(2.0)
International long distance		2,201		2,120	3.8		4,350		4,320	0.7
Total		6,274		6,326	(0.8)		12,498		12,638	(1.1)

Costs and expenses
Cost of sales and services		1,281		1,404	(8.8)		2,688		2,774	(3.1)
Commercial, administrative and general		1,358		1,293	5.0		2,655		2,583	2.8
Interconnection to the local network		996		926	7.6		1,907		1,864	2.3
Depreciation and amortization		627		616	1.8		1,224		1,306	(6.3)
Total		4,262		4,239	0.5		8,474		8,527	(0.6)

Operating income	Ps.	2,012	Ps.	2,087	(3.6)	Ps.	4,024	Ps.	4,111	(2.1)

EBITDA (1)	Ps.	2,639	Ps.	2,703	(2.4)	Ps.	5,248	Ps.	5,417	(3.1)

EBITDA margin (%)		42.1		42.7	(0.6)		42.0		42.9	(0.9)
Operating margin (%)		32.1		33.0	(0.9)		32.2		32.5	(0.3)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

S 87 OTHERS

In this item there are included the inventories for telephone plant operation that at June 30, 2006 and 2005 rose $2,485,954 and $2,570,300, respectively which are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

S 84 INTNAGIBLE ASSETS FOR LABOR OBLIGATIONS

In this item it is included the projected net asset accordingly with Bulletin D-3 Labor Obligations issued by the Mexican Institute of Public Accountants.

PROJECTED NET ASSETS (D-3)

At June 30, 2006 and 2005, the market value of the established pensions and seniority premium fund was greater than the accumulated benefit obligation (ABO) in Mexico, and pursuant to Bulletin D-3, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligation on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item, there are included the banks' credits related to purchase programs to suppliers that are reported in the suppliers' credits item of the Balance Sheet because in EMISNET long-term opening to suppliers does not exist.

On October 20, 2005, TELMEX signed an agreement to restructure the syndicated bank loan issued on July 15, 2004 for 2.425 billion dollars to improve the credit conditions and increase the total amount to 2.5 billion dollars in two tranches, the first one for 1.5 billion dollars due in four years and the second one for 1 billion dollars due in six years.

S 24 AND S 29 STOCK MARKET LOANS

During 2001, TELMEX issued senior notes for U.S.$1.5 billion, maturing in 2006 and bearing 8.25% annual; interest payable semi-annually. From January to December, 2005, TELMEX repurchased in the market a portion of these senior notes in the amount of U.S. $431.6 million (nominal value). The difference between the repurchase price and the nominal value of the bonds is U.S.$ 15.6 million. On January 26, 2006, Telmex paid the outstanding balance that amounted U.S.$1,068.4 million.

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due 2008, with an annual; interest of 4.5%. Interest will be paid every six months.

On January 27, 2005, TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interest will be paid every six months. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On January 31, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4.5 billion, maturing in 2016 and bearing interest at 8.75%. Interest will be paid every six months.

S 29 STOCK MARKET LOANS (LONG-TERM)

At June 30, 2006 and 2005, this item rose to $ 40,792,575 and $ 38,620,971, respectively and is comprised by the following:

	2006	2005
Domestic Senior Notes	Ps 4,950,000	Ps. 6,999,300
Bonds	35,842,575	31,621,671

S 32 OTHER LIABILITIES

At June 30, 2006 and 2005, this item rose to Ps. 2,144,835 and Ps. 1,984,825, respectively, that corresponds to Embratel's labor obligations, as well as the actuarial obligations for labor termination in Mexico in the amount of Ps. 233,811 at June 30, 2006, based on the requirements of Bulletin D-3.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

In March 30, 2006 the Ordinary Shareholders Meeting approved to increase in Ps. 15 billion (face value), the amount authorized to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. $ 15,215,538 (face value).

From January to June 2006, the Company acquired 1.146 billion Series L shares for Ps 13,897,113 (historical cost of Ps. 13,898,963) and 2.9 million Series A shares for Ps. 36,363 (historical cost of Ps. 36,332).

From January to June 2005, the Company acquired 673.5 million Series L shares for Ps. 7,074,199 (historical cost of Ps. 6,840,226) and 3.1 million Series A shares for Ps. 32,980 (historical cost of Ps. 31,898).

For comparative purposes, there was applied retroactively a two-for-one stock split effect, as approved by the Extraordinary Shareholders Meeting as of April 28, 2005 and effective as of May 25, 2005, to the shares acquired from January 1, 2005 to May 24, 2005.

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 58 OTHER CURRENT LIABILITIES

At June 30, 2006 and 2005, this item rose to Ps. 22,642,987 and Ps. 25,702,498 respectively and is comprised by the following concepts:

	2006	2005
Accounts payable	Ps. 18,435,728	Ps 17,968,487
Accrued liabilities	1,952,850	5,473,475
Deferred credits	2,254,409	2,260,536

Short-term deferred credits consist of not accrued accounts receivable and advanced payments from customers and others.

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company has pensions plans and seniority benefit premiums that are established in defined pension plans that cover substantially all employees in Mexico.

Pension benefits are determined on the basis of compensation to employees in their final year employment, their seniority, and their age at the time of retirement.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes. During the period comprised from January to June 2006, there were not contributions to the trust fund.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

S 49 GOODWILL

The increase of Ps. 3,230,021 is mainly due to the goodwill for the acquisition of 100% of Primesys Soluçoes Empresarias, S.A. in November 2005 and for the acquisition of 18.5% of 2Wire, Inc., in January 2006 and for the acquisition 5.9% of additional interest of Net Serviços de Comunicaçâo, S.A.

COMPREHENSIVE INCOME

In the six-month period ended in June 2006 and 2005, the components of comprehensive income are presented as follows:

	2006	2005
Net income for the period	Ps. 14,805,966	Ps. 14,023,945
Result from holding non-monetary assets, net of deferred taxes	4,970,376	(379,887)
Fair value effect in Swaps, net of deferred taxes	(20,896)	307,069
Effect of instruments available for sale	0	1,181,563
Conversion effect	5,772,868	194,753

Comprehensive Income	25,528,314	15,327,443

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, marketable securities and instruments available for sale, deferred assets, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate-cost by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), fact that affects the actual turnover.

RECLASIFICATIONS

Some of the figures of the 2005 financial statements have been reclassified to conform the presentation with the same used in the 2006 year.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Consertel, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	662,482	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	89,034,600	99.99
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Telmex International, Inc.	Holding Company in the U S A.	1,000	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100.00
Uninet, S.A. de C.V.	Data transmission services	67,559,615	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	6,360,624,600	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Teninver, S.A. de C.V.	Managment of yellow pages	9,912,982	100.00
Telcoser, S.A. de C.V.	Investments in all types of businesses	24,842,315	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Metrored Holdings S. R. L.	Telecommunications services	357,598,949	100.00
Telmex Chile Holding S.A.	Telecommunications services	138,074,245,358	100.00
Telmex Colombia S. A.	Telecommunications services	176,669,199	100.00
Telmex Perú S. A.	Telecommunications services	4,026,062	100.00
Embratel Participações, S.A.	Telecommunications services	715,018,262,899	72.31

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	419,595
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	105,535
TM & MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	36,538
Net Serviços de Comunicação, S.A.	Cable TV operator	1,731,538,395	43.01	5,211,434	1,059,038
Eidon Software, S.A. de C.V.	Software development	35,567,911	22.74	35,568	46,069
2Wire, Inc.	Broadband Services	12,255,376	18.50	648,400	52,002
TOTAL INVESTMENT IN ASSOCIATES				6,515,181	1,718,777
OTHER PERMANENT INVESTMENTS					7,012
T O T A L				6,515,181	1,725,789

NOTES:

The number of shares in our affiliate company Net Serviços de Comunicação S.A. is 1,731,538,395. The 43.01 % corresponds to the percentage held directly and indirectly by Embratel Participações, S.A. in Net Serviços de Comunicação, S.A., therefore, the TELMEX's indirect effective holding in Net is 31.12%.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
			Time Interval						Time Interval
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
BBV ARGENTARIA S.A. (1)	22/12/2007	6.34	0	0	0	0	0	0	91,670	91,670	91,669	0	0	0
BBVA BANCOMER (1)	10/10/2006	6.49	0	0	0	0	0	0	66,694	0	0	0	0	0
BCO SANTANDER CH NY (1)	22/12/2009	5.79	0	0	0	0	0	0	16,102	16,102	19,779	4,193	1,551	0
DEXIA BANK (1)	31/12/2014	6.59	0	0	0	0	0	0	141,015	141,015	242,142	202,255	173,917	183,885
EXPORT DEVELOPMENT C. (1)	22/04/2009	6.14	0	0	0	0	0	0	146,127	31,801	35,636	15,127	0	0
EXPORT DEVELOPMENT C. (1)	22/07/2011	5.89	0	0	0	0	0	0	0	17,666	35,331	35,331	35,331	52,997
JAPAN BANK INT. COOP. (1)	10/10/2011	6.47	0	0	0	0	0	0	488,466	488,465	976,931	976,931	976,931	1,465,259
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	10,775	10,775	21,551	21,551	21,551	174,431
SOCIETE GENERALE PARIS (1)	14/05/2007	6.34	0	0	0	0	0	0	77	15	0	0	0	0
VARIAS INSTITUCIONES (1) Y (6)	30/11/2013	6.65	0	0	0	0	0	0	527,056	215,472	1,575,937	589,776	546,141	1,078,492
VARIAS INSTITUCIONES (2)	01/07/2027	8.03	0	0	0	0	0	0	2,029,543	324,538	2,753,269	229,137	156,794	236,163
SECURED DEBT
COMMERCIAL BANK
BBVA BANCOMER (3)	26/02/2007	7.33	0	800,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/2007	7.77	0	500,000	0	0	0	0	0	0	0	0	0	0
CITIBANK, N.A. (1)	27/10/2009	5.89	0	0	0	0	0	0	0	0	0	0	17,095,950	0
CITIBANK, N.A. (1)	27/10/2011	6.02	0	0	0	0	0	0	0	0	0	0	0	11,397,300
OTHER
TOTAL BANKS			0	1,300,000	0	0	0	0	3,517,525	1,337,519	5,752,245	2,074,301	19,008,166	14,588,527

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TLMX 02 (5)	09/02/2007	8.28	0	1,650,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	0	0	1,000,000	400,000	0	300,000	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(5)	26/10/2007	8.38	0	0	3,250,000	0	0	0	0	0	0	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	0	11,397,300	0	0
5 1/2 SENIOR NOTES (2)	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	9,117,840
4 3/4 SENIOR NOTES (2)	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	0	10,827,435	0
8 3/4 SENIOR NOTES PESOS (2)	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE			0	1,650,000	4,250,000	400,000	0	4,800,000	0	0	0	11,397,300	10,827,435	9,117,840

SUPPLIERS
TOTAL SUPPLIERS

OTHER CURRENT LIABILITIES AND OTHER CREDITS
S58 OTHER CURRENT LIABILITIES			22,642,987	0	0	0	0	0	0	0	0	0	0	0

TOTAL			22,642,987	2,950,000	4,250,000	400,000	0	4,800,000	3,517,525	1,337,519	5,752,245	13,471,601	29,835,601	23,706,367

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 5.5894 at June 30, 2006
  TIIE at 28 days is equivalent to 7.3250 at June 30, 2006
  TIIE at 91 days is equivalent to 7.6900 at June 30, 2006
  CETES at 182 days is equivalent to 7.4800 at June 29, 2006

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at June 30, 2006 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	6,702,979	11.40
EURO (EUR)	38,992	14.56

E.- There are other liabilities in foreign currency for an equivalent amount of P. 657,283 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	509,626	5,808,365	1,431,242	16,312,296	22,120,661

LIABILITIES	7,236,021	82,471,102	1,263,483	14,400,299	96,871,401
SHORT-TERM LIABILITIES	920,179	10,487,556	1,194,847	13,618,031	24,105,587
LONG-TERM LIABILITIES	6,315,842	71,983,546	68,636	782,268	72,765,814

NET BALANCE	(6,726,395)	(76,662,737)	167,759	1,911,997	(74,750,740)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	11.40
EURO	14.56
CHILEAN PESO	0.02
ARGENTINEAN PESO	3.69
BRAZILIAN REAL	5.21
PERUVIAN SOL	3.49
COLOMBIAN PESO	0.0043

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSETS (LIABILITIES) MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT ASSET (LIABILITIES)

JANUARY	43,187,328	101,967,712	(58,780,384)	0.59	(346,804)
FEBRUARY	33,646,671	92,593,835	(58,947,165)	0.25	(147,368)
MARCH	36,004,765	93,820,697	(57,815,932)	0.10	(57,816)
APRIL	34,625,493	93,845,126	(59,219,632)	0.13	(76,986)
MAY	35,970,077	93,703,248	(57,733,171)	(0.44)	254,026
JUNE	36,433,375	94,566,926	(58,133,551)	0.16	(93,014)
RESTATEMENT	0	0	0	0.00	(94)
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	(26,143)
OTHER	0	0	0	0.00	2,352
TOTAL					(491,847)

NOTE:

Telmex's policy applies Mexican National Consumer Prices Index (NCPI) estimated from January to November, and real for December.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Restrictions:

The long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At June 30, 2006, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	27,387,109	0.0
LONG DISTANCE SERVICE	0	11,776,834	0.0
INTERCONNECTION	0	8,035,226	0.0
CORPORATE NETWORKS	0	5,243,384	0.0
INTERNET	0	4,452,690	0.0
OTHERS	0	2,250,657	0.0
FOREIGN SALES
NET SETTLEMENT	0	1,948,915	0
LOCAL SERVICE	0	2,084,524	0
LONG DISTANCE SERVICE	0	13,100,616	0
INTERCONNECTION	0	417,296	0
CORPORATE NETWORKS	0	6,053,722	0
INTERNET	0	1,344,958	0
OTHERS	0	403,285	0
TOTAL		84,499,216

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	1,861,108
FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	87,807
LOCAL SERVICE	0	2,084,524
LONG DISTANCE SERVICE	0	13,100,616
INTERCONNECTION	0	417,296
CORPORATE NETWORKS	0	6,053,722
INTERNET	0	1,344,958
OTHERS	0	403,285
TOTAL		25,353,316
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.01250	0	466,786,152	0	0	466,786,152	5,835	0
AA	0.01250	0	8,114,596,082	0	8,114,596,082	0	101,432	0
L	0.01250	0	12,314,891,236	0	0	12,314,891,236	153,936	0
TOTAL			20,896,273,470	0	8,114,596,082	12,781,677,388	261,203	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							20,896,273,470

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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ITEM	Thousand of Mexican Pesos
	2nd. Quarter 06 Apr-Jun	% of Advance	Amount used 2006	Budget 2006	% of Advance

DATA	934,385	22.8	1,462,296	4,093,975	35.7
INTERNAL PLANT	187,953	12.4	310,851	1,513,680	20.5
OUTSIDE PLANT	722,063	22.7	1,080,404	3,179,746	34.0
TRANSMISSION NETWORK	321,589	14.1	353,237	2,279,376	15.5
SYSTEMS	44,103	6.2	77,488	714,257	10.8
OTHERS	468,592	8.7	853,745	5,370,684	15.9

TOTAL INVESTMENT TELMEX MEXICO	2,678,685	15.6	4,138,021	17,151,718	24.1

LATINOAMERICA	500,570	25.0	880,471	2,003,691	43.9
EMBRATEL	1,364,330	19.9	3,124,308	6,859,449	45.5

TOTAL INVESTMENT	4,543,585	17.5	8,142,800	26,014,858	31.3

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located abroad were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles generally accepted in Mexico.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were not eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS MANAGER ING. RUY ECHAVARRIA AYUSO PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC 06599 MEXICO, D.F. 57 03 39 90 55 45 55 50 ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE SUBDIRECTOR OF FINANCE C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICEPRESIDENT	ING.	JAIME	CHICO	PARDO
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU
BOARD PROPIETORS	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	SR.	ROMULO	O FARRIL JR.	(deceased in May 2006)
BOARD PROPIETORS	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS	LIC.	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES	C.P.	FRANCISCO	MEDINA	CHAVEZ

STATUTORY AUDITOR	C.P.C.	ALBERTO	TIBURCIO	CELORIO

ALTERNATE STATUTORY AUDITOR	C.P.C.	FERNANDO	ESPINOSA	LOPEZ

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - Second Quarter 2006.